[LETTERHEAD OF WILLIAM HAWKINS, SYSCAN]


June 1, 2006

VIA EDGAR--CORRESPONDENCE

Jason Niethamer
Division of Corporate Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, DC 20549

      RE:   SYSCAN IMAGING, INC.
            FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2005
            FORM 10-QSB FOR FISCAL QUARTER ENDED MARCH 31, 2006
            FILE NO. 000-25839

Dear Mr. Niethamer:

      We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on May 24, 2006. In connection with that comment letter, the SEC had asked that we amend certain filings, and such filings will be amended after you have reviewed our responses to the comment letter. We believe most of the comments do not warrant a revision to our filings; however we understand that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We look forward to fully cooperating with you in these respects. If, after reviewing our responses, you determine further amendments should be made, we welcome any comments or guidance in areas where you think we should revise our documents in response to these comments. As such, no filings have been amended simultaneously with submitting this correspondence.

In addition, the comment letter sought certain declarations from the company. As such, we hereby declare and acknowledge the following:

      o the company is responsible for the adequacy and accuracy of the disclosure in the filing;
      o staff comments or changes to disclosure in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and
      o the company may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please see below for our responses to the SEC's comments.

Form 10-KSB for the Year Ended December 31, 2005
Consolidated Statement of Operations, page F-3

1. Response - We recognized the entire intrinsic value of the 3.7 million options at the grant date based on the following factors: (1) since the options were so far in money at the grant date, we considered their value to be upfront compensation and (2) since the options were granted to the Company's officers and key employees, where the possibility of them leaving the company prior to the vesting date was considered remote, the presumption was that all options would vest.

As summarized in SFAS 123, "most fixed stock option plans--the most common type of stock compensation plan--have no intrinsic value at grant date, and under Opinion 25 no compensation cost is recognized for them." The fact that the Company didn't even try to issue the stock at fair market value or a reasonable discount thereto and given the fact that the Company recently became a reporting company through a reverse merger in April 2004 and market for the Company's stock was thinly traded for the 12-month period prior to the grant date in 2005 and therefore its trading ability was limited, led to strong indication of upfront compensation.

We further expected all shares would vest and therefore recognition of compensation cost was based on our best available estimate of the number of options expected to vest (SFAS 123 para. 28). Since the options were issued at such a cheap price ($0.01), there is a very remote possibility that the grantee's would walk away from the equity. In the case of very cheap stock, the vesting period is really a "formality" that is secondary to the compensation calculation/option grant and therefore, wasn't considered applicable under these circumstances when assessing the compensation cost and related accounting recognition due to the underlying factors described above.

We considered our accounting recognition conservative for the immediate expensing in the period that the decision was made to grant the stock because the Company benefited during the period the options were granted based on our presumption that employees added more value and worked harder based on the grant and not the vesting schedule, especially due to the fact that the options were so far "in the money" from the grant date.

Upon further analysis, we agree to reclassify our stock-based compensation costs as part of operating expenses since these costs did relate to the compensation of employees and accordingly, we will revise the 2005 Form 10-KSB and March 31, 2006 Form 10-QSB.

2. Response - Gross proceeds from the private placement offering are treated as derivatives for accounting purposes (a liability) and accordingly total offering costs are expensed because to debit (offset these costs) against the derivative (private placement) would understate the liability. Theoretically, if there is no equity account credited for the gross proceeds, then expensing is the only option. Our accounting treatment was discussed with our auditors and their outside concurring reviewer who had experienced an almost identical situation with regard to one of their registrant's, Lighting Science Corporation. According to our auditors understanding with its concurring reviewer, this registrant underwent an extensive accounting review process with the SEC in connection with its SB-2 filing and although no accounting literature was cited by the accounting review staff at the SEC, the accounting reviewers, Mark Mahar and Timothy Kviz, required the costs to be expensed. Therefore, we do not feel any revision is required or necessary.

3. Response - Both classifications in question represent non-cash charges to the statement of operations and were not considered to be activities that constituted the Company's ongoing major or central operations. The nature of the items included in other income (expense) are as follows: (i) "write-back of provision for bad debts" represent the accounting recognition resulting from the over-provision of allowance for doubtful accounts in the previous year (2003) and (ii) "loss on disposal of fixed assets" represents the accounting recognition resulting from the net book value of fixed assets disposed of that were no longer in use by the Company.

Per FASB Statement of Financial Accounting Concepts No. 6, "Elements of Financial Statements," expenses and losses are defined as follows:

      o paragraph 80 defines expenses as "outflows or other using up of assets or incurrences of liabilities (or a combination of both) from delivering or producing goods, rendering services, or carrying out other activities that constitute the entity's ongoing major or central operations." Paragraph 81 provides characteristics of expenses as "actual or expected cash outflows that have occurred or will eventuate as a result of the entity's ongoing major or central operations."

      o paragraph 83 defines losses in general as "decreases in equity (net assets) from peripheral or incidental transactions of an entity and from all other transactions and other events and circumstances affecting the entity except those that result from expenses or distributions to owners." Paragraph 85 describes or classifies losses that result from (i) peripheral or incidental transactions, such as from the loss on disposal of fixed assets and (ii) holding assets or liabilities while their values change, which would include provision for doubtful accounts.

Although FASB concept No. 6 provides broad guidance to the definitions of expenses and losses, it does not distinguish precisely between expenses and losses, which depends to a significant extent on the nature of the entity, its operations, and its other activities. Per paragraph 89, the primary purpose of distinguishing losses from expenses is to make displays of information about an enterprise's sources of comprehensive income as useful as possible and fine distinctions between expenses and losses are principally matters of display or reporting. Therefore, we consider the classification outside of operating activities to be appropriate.

Item 8A. Controls and Procedures, page 40

4. Response - Our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective based upon the full definition of Rule 13a-15(e) as of the end of each of the periods ended December 31, 2005 and March 31, 2006. We will confirm in future filings whether our officers concluded that our controls and procedures are effective to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is also accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Below please find the Controls and Procedures disclosure that we will include in our future filings, if true:

      Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 as of the end of the period covered by this report (the "Evaluation Date"). Based upon the evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective. Disclosure controls are controls and procedures designed to reasonably ensure that information required to be disclosed in our reports filed under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls include controls and procedures designed to reasonably ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

      There were no changes in our internal controls over financial reporting that occurred during the quarterly period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Form 10-QSB for the Quarterly Period Ended March 31, 2006
Notes to Condensed Consolidated Financial Statements
Note 11 - Restatement of March 31, 2005 Interim Results for Correction of an Error, page 13

5. Response - The error was discovered in connection with the audit of our 2005 financial statements during the first quarter of 2006. Since the audit of our 2005 financial statements included the proper accounting treatment and any reasonable and prudent investor would have access to the audited financial statements and would have relied on those financial statements in making an informed decision as opposed to the prior quarterly reports for 2005, we determined that filing a Form 8-K pursuant to Item 4.02 was unnecessary.

Although the three months ended March 31, 2005 financial statements were "restated" we did not believe that the restatement, since it was a below the line (non-cash) adjustment, was material to an investor or that the financial statements for any of the 2005 quarterly periods were unreliable. Since our March 31, 2006 10-QSB included the revised March 31, 2005 financial statements, we determined that filing a Form 8-K pursuant to Item 4.02 was unnecessary. Further, we did not consider the restatement for each of the 2005 quarterly periods to be necessary as the restatement will be included in the comparative restated financials for the same periods in 2005 included in the 2006 quarterly filings.

                                     * * * *

If you have any further questions, please feel free to contact me directly at anytime at 408-217-3707.

Very truly yours,


/s/ William Hawkins
-------------------
William (Bill) Hawkins, CFO
Syscan Imaging, Inc.


cc: Jody R. Samuels, Esq.